UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                                 Commission File Number: 0-21054


                           NOTIFICATION OF LATE FILING

(Check One):  [ X ] Form 10-K  [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q  [ ] Form 10D
[ ] Form N-SAR   [  ] Form N-CSR

         For Period Ended: December 31, 2005
                           --------------------------

[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Synagro Technologies, Inc.
                          --------------------------
Former name if applicable: NA
                           ---
Address of principal executive office (Street and number):  1800 Bering,
                                                            Suite 1000
                                                            --------------------
City, state and zip code:   Houston, Texas 77057
                            --------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


      [X]
                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR of Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE
State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Company is still in the process of completing its consolidated financial statements as well as its evaluation of its internal control over financial reporting as required by Section 404 of the Sarbanes Oxley Act of 2002 and therefore is unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 (the "Form 10-K") in the prescribed time period without unreasonable effort and expense. Furthermore, due to the complex nature of the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the fact that the Company has encountered unanticipated delays in connection with its evaluation and testing, the Company has not yet completed its assessment of its internal control over financial reporting.

         As discussed above, the Company will continue its evaluation of its internal control over financial reporting. However, the Company's evaluation of internal control over financial reporting to date has identified certain deficiencies and may identify further deficiencies in the design and operating effectiveness of internal control over financial reporting. The Company may determine that one or more of these control deficiencies are material weaknesses. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The existence of one or more material weaknesses as of December 31, 2005 would preclude a conclusion by management that the Company's internal control over financial reporting was effective as of that date.

         The Company expects to file its Form 10-K for the year ended December 31, 2005 no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      J. Paul Withrow                  (713)                     369-1700
--------------------------------------------------------------------------------
             (Name)                 (Area Code)              (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes []No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the Company's earnings release dated March 15, 2006, which is attached to the Company's current report on Form 8-K filed on March 16, 2006.

                           Synagro Technologies, Inc.
                           --------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 16, 2006          By    /s/ J. Paul Withrow
                                     ________________________________________
                                     J. Paul Withrow, Chief Financial Officer